MELA Sciences, Inc.

50 S. Buckhout Street, Suite 1

Irvington, New York 10533

October 20, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Russell Mancuso

Re:	MELA Sciences, Inc.

Registration Statement on Form S-3

File No. 333-198249

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, MELA Sciences, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-198249), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. (Washington, D.C. time) on October 20, 2014, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please call Megan Gates, of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (617) 542-6000 with any comments or questions regarding this matter.

Very truly yours,

MELA Sciences, Inc.

By:	/s/ Robert W. Cook
	Name:	Robert W. Cook
	Title:	Chief Financial Officer

cc:	Securities and Exchange Commission

Jay Mumford, Esq.

MELA Sciences, Inc.

Ms. Rose Crane, Chief Executive Officer